Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-281939

Relating to the

Preliminary Prospectus Supplement

Dated February 11, 2026

(To Prospectus Dated September 5, 2024)

PRICING TERM SHEET

February 11, 2026

AST SpaceMobile, Inc.

Placement of

1,862,741 shares of Class A Common Stock

The information in this pricing term sheet supplements AST SpaceMobile, Inc.’s preliminary prospectus supplement, dated February 11, 2026 (the “Preliminary Prospectus Supplement”), relating to a registered direct placement of Class A common stock (the “Registered Direct Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to AST SpaceMobile, Inc. and not to its subsidiaries.

Issuer	AST SpaceMobile, Inc.

Securities Offered	1,862,741 shares of Class A common stock, par value $0.0001 per share, of AST SpaceMobile, Inc. (“Common Stock”)

Ticker / Exchange for Common Stock	ASTS / the Nasdaq Global Select Market (“Nasdaq”)

Last Reported Sale Price per Share of Common Stock on February 11, 2026	$96.92

Offering Price per Share of Common Stock	$96.92

Trade Date	February 12, 2026

Settlement Date	February 20, 2026

Concurrent Offering

On February 11, 2026, we announced the pricing of our previously announced private offering of $1,000,000,000 aggregate principal amount of 2.25% convertible senior notes due 2036 (the “Notes,” and such offering, the “Concurrent Offering”). The issuance and sale of the Notes are scheduled to settle on February 17, 2026, subject to customary closing conditions. We granted the initial purchasers of the Concurrent Offering an option to purchase, for settlement, from, and including, the date on which the Notes are first issued to, and including, February 20, 2026, up to an additional $150,000,000 aggregate principal amount of Notes.

The Notes will accrue interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2026. The initial conversion rate of the Notes is 8.5982 shares of Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $116.30 per share of Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Offering, if it is consummated, will be approximately $983.7 million (or approximately $1,131.4 million if the initial purchasers of the Concurrent Offering fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the Concurrent Offering for general corporate purposes, including without limitation, accelerating the deployment of our controlled spectrum bands on a global basis, monetizing the capabilities of our proprietary technology to capture the evolving commercial opportunities related to artificial intelligence, enhancing investment in government space opportunities in the U.S, reducing higher interest debt, and pursuing opportunistic investments to accelerate our SpaceMobile Service and capabilities.

The completion of the Registered Direct Offering is not contingent on the completion of the Concurrent Offering and the completion of the Concurrent Offering is not contingent on the completion of the Registered Direct Offering.

The Concurrent Offering is being made pursuant to a confidential offering memorandum only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in transactions that are exempt from the registration and prospectus-delivery requirements of the Securities Act. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Offering. See “Concurrent Offering” in the Preliminary Prospectus Supplement.

Additional Registered Direct Offering	On February 11, 2026, we announced the pricing of our previously announced additional registered direct offering of 4,475,223 shares of Common Stock at a price of $96.92 per share (the “Additional Registered Direct Offering”). We estimate that the net proceeds to us from the Additional Registered Direct Offering will be approximately $433.3 million, after deducting our estimated offering expenses. We intend to use the net proceeds from the Additional Registered Direct Offering, together with cash on hand, to repurchase $250.0 million principal amount of our outstanding 2.375% Convertible Senior Notes due 2032 (the “2.375% Convertible Notes”) in separate, privately negotiated transactions with a limited number of holders of our 2.375% Convertible Notes for an aggregate repurchase price of approximately $433.7 million in cash, which includes accrued and unpaid interest on the 2.375% Convertible Notes to be repurchased by us (the “2.375% Convertible Notes Repurchase”). The Additional Registered Direct Offering and the 2.375% Convertible Notes Repurchase are cross-conditional. This pricing term sheet does not constitute an offer to buy, or the solicitation of an offer to sell, any 2.375% Convertible Notes.

Use of Proceeds	We estimate that the net proceeds to us from the Registered Direct Offering will be approximately $180.2 million, after deducting our estimated offering expenses. We intend to use the net proceeds from the Registered Direct Offering, together with cash on hand, to repurchase approximately $46.5 million principal amount of our outstanding 4.25% Convertible Senior Notes due 2032 (the “4.25% Convertible Notes”) in separate, privately negotiated transactions with a limited number of holders of our 4.25% Convertible Notes for an aggregate repurchase price of approximately $180.5 million in cash, which is net of accrued and unpaid interest from, and including, the settlement date of the 4.25% Convertible Notes Repurchase to, but excluding, March 1, 2026 on the 4.25% Convertible Notes (the “4.25% Convertible Notes Repurchase”). The Registered Direct Offering and the 4.25% Convertible Notes Repurchase are cross-conditional. This pricing term sheet does not constitute an offer to buy, or the solicitation of an offer to sell, any 4.25% Convertible Notes.

Placement Agent	UBS Securities LLC

CUSIP / ISIN Numbers for the Common Stock	00217D100 / US00217D1000

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Registered Direct Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Registered Direct Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: AST SpaceMobile, Inc., Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, TX 79706, Attn: Chief Financial Officer and Chief Legal Officer, or (432) 276-3966.

The information in this pricing term sheet is not a complete description of the Common Stock or the Registered Direct Offering. You should read the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock. We have not, and the placement agent has not, authorized anyone to provide you with any information other than that contained or incorporated by reference in the Preliminary Prospectus Supplement, the accompanying prospectus or this pricing term sheet. Neither we nor the placement agent take any responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.